Fifth Third Securities, Inc.

(A Wholly-Owned Subsidiary of Fifth Third Bank)

Statement of Financial Condition, Notes to the
Financial Statement as of and for the Year Ended
December 31, 2017 and Report of Independent
Registered Public Accounting Firm

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934.

SEC File Number 8-02428







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fifth Third Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Fountain Square Plaza
(No. and Street)

Cincinnati (City) OH (State) 45263 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sara M. Willingham (513)-534-0271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP.
(Name – *if individual, state last, first, middle name*)

250 East 5th Street (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Howard Hammond, Robert Marcus, and Sara Willingham, affirm that, to the best of our knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Fifth Third Securities, Inc., as of and for the year ended December 31, 2017, are true and correct. We further affirm that neither the Corporation nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Howard Hammond & Sarah Willingham Signed on 2/21/18.

TAMI A. COX
Notary Public, State of Ohio
My Commission Expires
November 6, 2018



_____
Senior Vice President, Director of Retail

_____
Executive Vice President, Director of Institutional

_____
Financial & Operations Principal

Subscribed and sworn to before me
this 15th day of February, 2018

_____
Notary Public

JAIME ANN SHEPARD
NOTARY PUBLIC-GEORGIA
GWINNETT COUNTY
MY COMMISSION EXPIRES
MARCH 26, 2020

This report contains (check all applicable boxes):

(x)   Report of Independent Registered Public Accounting Firm.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flow.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sold Proprietors' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x)   Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x) (i) Information relating to the possession or control requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A reconciliation, including appropriate explanations of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. [not applicable]
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. [not applicable]
(x) (l) An Oath or Affirmation.
( ) (m) Copy of the SIPC Supplemental Report. [filed separately]
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. [not applicable]
( ) (o) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of the SEC Rule 15c3-3 (the "Exemption Report") and the Report of Independent Registered Public Accounting Firm Thereon. [filed separately]

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank)
TABLE OF CONTENTS

Deloitte

Deloitte & Touche LLP
Suite 1900
250 East Fifth Street
Cincinnati, OH 45202-5109
USA

Tel: +1 513 784 7100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Fifth Third Securities, Inc.
Cincinnati, Ohio

Opinion of the Financial Statement

We have audited the accompanying statement of financial condition of Fifth Third Securities, Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2018

We have served as the Company's auditor since 1987.

FIFTH THIRD SECURITIES, INC.

(A Wholly-Owned Subsidiary of Fifth Third Bank)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2017

ASSETS:

Cash and cash equivalents	$	42,386,310
Receivable from clearing broker-dealer		23,129,332
Receivable from affiliated companies		871,414
Income tax receivable from Parent Company or affiliated companies		248,567
Other receivables		26,077,151
Securities owned, at fair value		381,076,951
Property and equipment - net		468,891
Goodwill		47,390,353
Deferred income taxes - net		1,965,266
Other assets		1,880,446
Total Assets	$	525,494,681

LIABILITIES:

Accounts payable	$	74,844
Payable to Parent Company		1,946,520
Securities sold, not yet purchased		30,700,359
Accrued employee compensation and benefits		16,290,449
Other liabilities		11,276,372
Total Liabilities	$	60,288,544

SHAREHOLDER'S EQUITY:

Capital stock, $100 par value-authorized-17,375 shares, issued and outstanding-7,619 shares	$	761,900
Additional paid-in capital		309,802,306
Retained earnings		154,641,931
Total Shareholder's Equity		465,206,137
Total Liabilities and Shareholder's Equity	$	525,494,681

Refer to the Notes to the Financial Statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Fifth Third Securities, Inc. (the "Corporation") is a broker-dealer and Registered Investment Advisor, registered with the U.S. Securities & Exchange Commission (the "SEC"). The Corporation is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Corporation is a wholly-owned subsidiary of Fifth Third Bank (the "Parent Company"). The Parent Company is an indirect wholly-owned subsidiary of Fifth Third Bancorp (the "Bancorp"). The Corporation may enter into transactions with other subsidiaries of the Parent Company (the "affiliated companies") in the normal course of business.

In its capacity as a broker-dealer, the Corporation executes principal transactions and agency transactions, and performs underwriting and investment banking services. The Corporation conducts business with other broker-dealers that are located throughout the United States on behalf of its customers and for its own proprietary accounts. The Corporation's customers are primarily located throughout the Midwestern and Southeastern United States. The Corporation clears all transactions on a fully-disclosed basis through a clearing broker-dealer. For customer accounts carried by the clearing broker-dealer, the clearing broker-dealer maintains and preserves all related books and records customarily kept by a clearing broker-dealer.

The Corporation operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Corporation is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable laws or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statement include the accounts of the Corporation, which is engaged in a single line of business as a securities broker-dealer comprised of several classes of services, including both principal and agency transactions, and underwriting and investment banking services. The accompanying financial statement is presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates — The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Income Taxes — The Corporation is included in the consolidated federal income tax return filed by the Bancorp. As described in the tax sharing agreement between the Corporation and the Bancorp, federal income taxes are calculated as if the Corporation filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Bancorp. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates.

Goodwill — Goodwill is required to be tested for impairment on an annual basis, which for the Corporation is September 30, and more frequently if events or circumstances indicate that there may be impairment. Impairment exists when a reporting unit's carrying amount of goodwill exceeds its implied fair value. The Corporation has determined that it is an entity-level reporting unit under U.S. GAAP. In testing goodwill for impairment, U.S. GAAP permits the Corporation to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount or bypass this qualitative assessment and proceed directly to Step 1 of the goodwill impairment test. Step 1 of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, Step 2 of the goodwill impairment test is performed to measure the amount of impairment loss, if any.

Property and Equipment — Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over estimated useful lives of three to seven years.

Securities Owned, at Fair Value and Securities Sold, Not Yet Purchased — Securities are classified as trading when bought and held principally for the purpose of selling them in the near term. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments or discounted cash flow models that incorporate market inputs and assumptions including discount rates, prepayment speeds and loss rates.

Subsequent Events — The Corporation has evaluated subsequent events through the issuance date for the financial statement to determine if either recognition or disclosure of significant events or transactions is required.

Accounting and Reporting Developments — Standards Adopted in 2017

ASU 2016-06 – Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments
In March 2016, the FASB issued ASU 2016-06 which clarifies the requirements for determining when contingent put and call options embedded in debt instruments should be bifurcated from the debt instrument and accounted for separately as derivatives. A four-step decision sequence should be followed in determining whether such options are clearly and closely related to the economic characteristics and risks of the debt instrument, which determines whether bifurcation is necessary. The Corporation adopted the amended guidance on January 1, 2017 on a modified retrospective basis and the adoption did not have a material impact on the financial statement.

Accounting and Reporting Developments — Standards Issued but Not Yet Adopted

ASU 2016-02 – Leases (Topic 842)
In February 2016, the FASB issued ASU 2016-02 which establishes a new accounting model for leases. The amended guidance requires lessees to record lease liabilities on the lessees' balance sheets along with corresponding right-of-use assets for all leases with terms longer than twelve months. Leases will be classified as either finance or operating. From a lessor perspective, the accounting model is largely unchanged, except that the amended guidance includes certain targeted improvements to align, where necessary, lessor accounting with the lessee accounting model. The amendments also modify disclosure requirements for an entity's lease arrangements. The amended guidance is effective for the Corporation on January 1, 2019, with early adoption permitted. The amendments should be applied to each prior reporting period presented using a modified retrospective approach, although the amended guidance contains certain transition relief provisions that, among other things, permit an entity to elect not to reassess the classification of leases which existed or expired as of the date the amendments are effective. In January 2018, the FASB proposed additional amendments to the new guidance which, among other

things, include an option to recognize a cumulative effect adjustment to retained earnings in the period of adoption instead of applying the guidance to prior comparative periods, but these additional amendments are not yet final. The Corporation will adopt the amended guidance on the required effective date of January 1, 2019, and expects to elect the transition relief provisions. From a lessee perspective, the Corporation is currently finalizing its inventory of all leases, accumulating the lease data necessary to apply the amended guidance, and evaluating the business process and technology requirements which will be necessary after adoption. The Corporation is continuing to evaluate the impact of the amended guidance on its financial statement.

3. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Corporation operates under the provisions of Paragraph (k)(2)(i) and Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of these provisions provide that the Corporation does not carry customer accounts and promptly transmits all customer funds and securities to the issuer, carrier, or the Corporation's clearing broker-dealer.

The Corporation offers a commission rebate program to certain clients and therefore maintains a Rule 15c3-3 bank account. As of December 31, 2017, the balance in this account was $832,568, which exceeded amounts to be rebated to clients of $102. The balance is included within cash and cash equivalents in the Statement of Financial Condition.

4. SECURITIES TRANSACTIONS

Securities owned, at fair value and securities sold, not yet purchased are recorded at fair value. Total securities at December 31, 2017 consist of the following:

	Securities	
	Owned, at fair value	Sold, not yet purchased
State and municipal obligations	$ 22,038,748	-
Corporate obligations	26,709,174	2,444,488
Money market investments	281,778,292	-
Mutual funds	-	51
U.S. government, government sponsored agencies, and agency obligations	23,074,308	24,691,737
Commercial paper and certificates of deposit	26,861,789	3,562,136
Stocks	614,640	1,947
Total securities	$ 381,076,951	30,700,359

Securities transactions are recorded on a trade-date basis.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation clears all of its transactions through a clearing broker-dealer on a fully-disclosed basis. The Corporation's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Corporation. The Corporation does not anticipate nonperformance by customers in the above situations. The Corporation, through a clearing broker-dealer, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

The Corporation's clearing broker-dealer monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions, when necessary. The Corporation's policy is to monitor its market exposure and counterparty risk. In addition, the Corporation has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review and monitor, as necessary, the credit standing of and exposure to each counterparty.

At December 31, 2017, the Corporation had the following securities that exceeded 10% of total securities positions, which equals securities owned, at fair value less securities sold, not yet purchased:

Description	Fair Value	Percentage of Total Securities
Federated Government Obligations Fund	$ 236,138,148	67%
Fidelity Government Money Market Fund	45,640,144	13%
	$ 281,778,292	80%

6. INCOME TAXES

The Corporation is included in the consolidated federal income tax return filed by the Bancorp. Federal and state income taxes are calculated as if the Corporation files separate income tax returns.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act makes broad and complex changes to the U.S. tax code including, but not limited to, reducing the U.S. federal corporate tax rate from 35 percent to 21 percent beginning after December 31, 2017. U.S. GAAP requires the Corporation to recognize the tax effects of changes in tax laws and rates on its deferred taxes in the period in which the law is enacted.

Deferred income taxes are comprised of the following temporary differences at December 31, 2017:

Deferred tax assets:	
Deferred compensation	$ 1,756,790
State deferred taxes	243,423
Reserves	239,258
Deferred income/expense	39,333
Other	3,814
Total deferred tax assets	2,282,618
Deferred tax liabilities:	
Prepaid expenses	266,233
Other	51,119
Total deferred tax liabilities	317,352
Total net deferred tax asset	$ 1,965,266

The Corporation has determined that a valuation allowance is not needed against the deferred tax assets as of December 31, 2017. The Corporation considered all of the positive and negative evidence available to determine whether it is more likely than not that the deferred tax assets will ultimately be realized and, based upon that evidence, the Corporation believes it is more likely than not that the deferred tax assets recorded at December 31, 2017 will ultimately be realized.

As of January 1, 2017 and December 31, 2017, there were no unrecognized tax benefits.

7. **PROPERTY AND EQUIPMENT**

Property and equipment at December 31, 2017, consisted of the following:

Furniture and equipment	$	642,387
Premises		765,179
Software		175,263
Leasehold improvements		177,912
Land		111,650
Property and equipment - gross		1,872,391
Accumulated depreciation		(1,403,500)
Property and equipment - net	$	468,891

8. **GOODWILL**

As of December 31, 2017, the Corporation had goodwill of $47,390,353. The Corporation completed its most recent annual goodwill impairment test as of September 30, 2017 and determined that no impairment existed.

9. **FAIR VALUE MEASUREMENTS**

The Corporation measures certain financial assets and liabilities at fair value in accordance with U.S. GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Corporation's own assumptions about what

market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Corporation's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The following table summarizes assets and liabilities measured at fair value on a recurring basis:

| As of December 31, 2017 | Fair Value Measurements Using | | | |
	Level 1[(a)]	Level 2[(a)]	Level 3[(b)]	Total Fair Value
ASSETS:				
Securities owned, at fair value				
State and municipal obligations	$ -	22,038,748	-	22,038,748
Corporate obligations	-	26,709,174	-	26,709,174
Money market investments	281,778,292	-	-	281,778,292
U.S. government, government sponsored				
agencies and agency obligations	1,062,869	22,011,439	-	23,074,308
Commercial paper and certificates of deposit	-	26,861,789	-	26,861,789
Stocks	614,640	-	-	614,640
Securities owned, at fair value	283,455,801	97,621,150	-	381,076,951
Derivative Assets				
Futures contracts	25,055	-	-	25,055
To-be-announced transactions	-	49,805	-	49,805
Derivative assets	25,055	49,805	-	74,860
Total assets	$ 283,480,856	97,670,955	-	381,151,811
LIABILITIES:				
Securities sold, not yet purchased				
Corporate obligations	-	2,444,488	-	2,444,488
Mutual funds	51	-	-	51
U.S. government, government sponsored				
agencies and agency obligations	24,691,737	-	-	24,691,737
Commercial paper and certificates of deposit	-	3,562,136	-	3,562,136
Stocks	1,947	-	-	1,947
Securities sold, not yet purchased	24,693,735	6,006,624	-	30,700,359
Derivative liabilities				
To-be-announced transactions	-	45,625	-	45,625
Derivative liabilities	-	45,625	-	45,625
Total liabilities	24,693,735	6,052,249	-	30,745,984

(a) During the year ended December 31, 2017, no assets or liabilities were transferred between Level 1 and Level 2 and there were no changes in employed methodologies.
(b) During the year ended December 31, 2017, there were no transfers in or out of Level 3.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Financial Instruments Measured at Level 1 — Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities within securities owned, at fair value include money market investments, U.S. government obligations and stocks, which are valued based on market transactions involving identical assets that are actively traded and exchange-traded derivatives valued using quoted prices. Level 1 securities within securities sold, not yet purchased

include U.S. government obligations, mutual funds, and stocks, which are valued based on market transactions involving identical securities that are actively traded.

Financial Instruments Measured at Level 2 — If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities within securities owned, at fair value include: state and municipal obligations valued based on bonds with similar characteristics; corporate obligations valued utilizing an Option Adjusted Spread model; U.S. government obligations and extended settlement to-be announced ("TBA") derivatives valued utilizing a matrix-based approach and discounted cash flows; and commercial paper and certificates of deposits valued utilizing a matrix-based approach. Level 2 securities with securities sold, not yet purchased include: corporate obligations valued utilizing an Option Adjusted Spread model; TBA derivatives valued utilizing a matrix-based approach and discounted cash flows; and commercial paper and certificates of deposits valued utilizing a matrix-based approach.

Financial Instruments Measured at Level 3 — In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. There were no securities included within Level 3 as of December 31, 2017.

Short-term Financial Assets and Liabilities — The fair values of the receivable from the clearing broker, Parent Company and affiliated companies approximate their carrying amounts because of the short maturities of the instruments. Similarly, due to the short-term nature of all other financial assets and liabilities, their carrying values approximate fair value.

10. DERIVATIVE FINANCIAL INSTRUMENTS

The corporation may use free-standing derivative instruments to reduce certain risks related to interest rate volatility. These instruments, if any, are included within other assets and other liabilities. Instruments the corporation may use include futures contracts and options on futures contracts that are based on Treasury notes and Treasury bonds. Futures contracts are contracts in which the buyer agrees to purchase, and the seller agrees to make delivery of, a specific financial instrument at a predetermined price or yield. As of December 31, 2017, the Corporation had options on futures contracts with a notional amount of $17,100,000 and a positive fair value of $25,055 recorded in other assets within the Statement of Financial Condition.

Additionally, the Corporation may execute agency mortgage-backed, TBA securities transactions that are scheduled to settle beyond the nearest-term settlement date and therefore, are considered derivative contracts under U.S. GAAP. The Corporation facilitates these transactions in order to meet customer needs. As of December 31, 2017, the Corporation had unsettled TBA transactions of this nature with a notional amount of $26,000,000, resulting in a positive fair value of $49,805 and a negative fair value of $45,625 which are recorded in receivable from clearing broker-dealer within the Statement of Financial Condition.

Credit risks arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation's exposure is limited to the replacement value of the contracts rather than the notional amounts.

11. NET CAPITAL REQUIREMENTS

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Corporation uses the alternative method for calculating net capital, which requires maintaining minimum net capital equal to the greater of $250,000 or 2% of

aggregate debit balances, as defined. At December 31, 2017, the Corporation's net capital of $336,927,012 exceeded its required net capital of $250,000 by $336,677,012.

12. GUARANTEES

The Corporation guarantees the collection of all margin account balances held by its clearing broker-dealer for the benefit of its customers. The Corporation is responsible for payment to the clearing broker-dealer for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker-dealer as of December 31, 2017 was $14,643,697. In the event of any customer default, the Corporation has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Corporation does not maintain any loss reserve.

13. RELATED PARTY TRANSACTIONS

The Bancorp uses a centralized approach to cash management. Cash receipts and payments of trade payables and other disbursements are processed through a centralized cash management system by the Bancorp. All cash derived from or required for the Corporation's operations is applied to or against the payable to the Parent Company.

The payable to the Parent Company of $1,946,520 represents a net payable as the Corporation has the right and the intent to net settle the payable to and the receivable from the Parent Company. At December 31, 2017, the net payable relates to $1,900,900 in general payables and $866,375 in trade payables, which are decreased by $818,619 in general receivables and $2,136 of trade receivables.

The receivable from affiliated companies of $871,414 represents a net receivable as the Corporation has the right and the intent to net settle the payable to and the receivable from affiliated companies. At December 31, 2017, the net receivable relates to $16,835,242 in general receivables, which are reduced by $15,963,828 in general payables.

Federal and certain state income taxes are filed on a consolidated basis with the Parent Company or other affiliated companies and are net settled with each entity. At December 31, 2017, the receivables from the Parent Company or affiliated companies relating to income taxes were $248,567.

On October 31, 2017, the Corporation entered into a Pledge Agreement with the Parent Company. Under the Pledge Agreement, the Parent Company agreed to extend credit to the Corporation in the principal amount of $250,000,000. Interest is paid monthly at the target Federal Funds Rate plus 3.375%, which was 4.875% at December 31, 2017. The note is due October 31, 2018 and is secured by certain securities owned by the Corporation. The Corporation had no outstanding borrowings on this note at December 31, 2017.

The Corporation offers a brokerage sweep product that allows customers to sweep excess cash positions into an interest-bearing account at the Parent Company.

The Bancorp has fidelity bonds with coverage that extends to the Corporation. The deductible on these bonds is $7,500,000.

As of December 31, 2017, the Corporation had $39,998,333 cash on deposit with the Parent Company.

14. COMMITMENTS AND CONTINGENCIES

The Corporation leases various offices under operating agreements to be paid in 2018.

In the normal course of business, the Corporation is subject to certain litigation. Management is of the opinion, based upon review of its issues, that settlements (if any) not specifically accrued for at December 31, 2017 will not materially impact the Corporation's financial statement.

The Corporation serves as a remarketing agent for variable rate demand notes ("VRDNs"). The VRDNs pay interest to holders at a rate of interest that fluctuates based upon market demand. The VRDNs generally have long-term maturity dates, but can be tendered by the holder for purchase at par value upon proper advance notice. When the VRDNs are tendered, a remarketing agent generally finds another investor to purchase the VRDNs to keep the securities outstanding in the market. The Corporation acts as the remarketing agent to issuers on approximately $508,124,000 of VRDNs as of December 31, 2017. As remarketing agent, the Corporation is responsible for finding purchasers for VRDNs that are tendered by investors. As of December 31, 2017, the Corporation held $1,160,000 of these securities in its portfolio and classified them as securities owned, at fair value.

The Corporation routinely enters into when-issued and firm underwriting commitments. At December 31, 2017, the Corporation had no outstanding underwriting commitments.

15. SUBSEQUENT EVENTS

On February 15, 2017, the Corporation acquired 100% of Coker Capital Securities, LLC, a privately-owned company based in Atlanta, Georgia, Charlotte, North Carolina, and New York, New York, which serves the middle market healthcare industry by providing mergers and acquisitions, capital raising, and other strategic advisory services.

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